December 17, 2024

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Collateral Trust (the “Trust” or “Registrant”) — File No. 811-23027
Registration Statement on Form N-1A, as supplemented

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on November 12, 2024 from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Registration Statement Supplement, which was filed with the SEC on September 27, 2024 accession no. 0001193125-24-227065 (“POS AMI”) for the Trust.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the POS AMI.

POS AMI Comments

Comment 1 — Under Item 9(b) of the POS AMI, there is the following disclosure: “The fund generally must impose a fee when net sales of fund shares exceed certain levels.” Because the fund operates as a money market fund, please confirm whether this disclosure is accurate.

Response to Comment 1 — The Trust confirms that the disclosure is not accurate and will remove such disclosure in the upcoming annual update to the Registration Statement.

Comment 2 — Please ensure that “(c)” is included before the sub-heading “Risks” under Item 9.

Response to Comment 2 — The Trust confirms that “(c)” is included before the sub-heading “Risks”.

Comment 3 — Under Item 9(c), “Risks – Economic and market event risk,” please remove references to “foreign” markets.

Response to Comment 3 — The Trust acknowledges the Staff’s comment; however, in order to maintain consistency of disclosure complex-wide, the Trust respectfully declines to make any changes in response to this comment.

Comment 4 — Under Item 11(a), please remove references to “foreign” exchanges.

Response to Comment 4 — The Trust acknowledges the Staff’s comment; however, in order to maintain consistency of disclosure complex-wide with respect to money market funds, the Trust respectfully declines to make any changes in response to this comment.

Comment 5 — Under Item 16(b), “LIBOR Discontinuation Risk,” please consider whether this risk factor should be updated to include information past September 30, 2024.

Response to Comment 5 — The Trust acknowledges the Staff’s comment and will consider updating such disclosure accordingly in the upcoming annual update to the Registration Statement.

Comment 6 — Under Item 17(a), please explain why the Board appointed, rather than elected, two trustees effective August 1, 2024.

Response to Comment 6 — Supplementally, the Trust notes that an analysis of the appointment of Mr. Bacic and Mr. Wright as trustees without a shareholder vote was conducted. The Trust confirmed that the appointments were permissible under the 1940 Act and state law. The Trust respectfully declines to include any further disclosure in the Registration Statement with respect to such appointments as it is not required under Form N-1A.

If you have any questions, please contact Jon-Luc Dupuy at Jon-Luc.Dupuy@klgates.com or at (617) 261-3146 or Abigail Hemnes at Abigail.Hemnes@klgates.com or at (617) 951-9053, Mark Goshko at Mark.Goshko@klgates.com or at (617) 261-3163.

Sincerely,

/s/ Abigail Hemnes
Abigail Hemnes

Cc:	Jon-Luc Dupuy, Esq.

Harsha Pulluru, Assistant Secretary of the Trust

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